SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

Nanosphere, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

63009F105

(CUSIP Number)

Theodore J. Theophilos

Chief Administrative Officer

Lurie Investments, Inc.

2 N. Riverside Plaza, Suite 1240

Chicago, Illinois 60606

(312) 466-3222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall net be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 63009F105	13D	Page 2 of 15

1.	Names of Reporting Persons A&B Equity Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 509,133
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 509,133
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 509,133
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.2%*
14.	Type of Reporting Person (See Instructions) IN

*Based on 8,233,652 shares of Common Stock outstanding as of September 10, 2015 as reported by the Issuer to Nasdaq and confirmed by the Issuer to the Reporting Persons.

CUSIP NO. 63009F105	13D	Page 3 of 15

1.	Names of Reporting Persons Benjamin EGI Lurie Family Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Illinois
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 509,133
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 509,133
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 509,133
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.2%*
14.	Type of Reporting Person (See Instructions) OO

*Based on 8,233,652 shares of Common Stock outstanding as of September 10, 2015 as reported by the Issuer to Nasdaq and confirmed by the Issuer to the Reporting Persons.

CUSIP NO. 63009F105	13D	Page 4 of 15

1.	Names of Reporting Persons AOQ Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Florida
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 135,450
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 135,450
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 135,450
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.6%*
14.	Type of Reporting Person (See Instructions) OO

*Based on 8,233,652 shares of Common Stock outstanding as of September 10, 2015 as reported by the Issuer to Nasdaq and confirmed by the Issuer to the Reporting Persons.

CUSIP NO. 63009F105	13D	Page 5 of 15

1.	Names of Reporting Persons LFT Partnership
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Illinois
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 81,796
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 81,796
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 81,796
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.0%*
14.	Type of Reporting Person (See Instructions) PN

*Based on 8,233,652 shares of Common Stock outstanding as of September 10, 2015 as reported by the Issuer to Nasdaq and confirmed by the Issuer to the Reporting Persons.

CUSIP NO. 63009F105	13D	Page 6 of 15

1.	Names of Reporting Persons Ann and Robert H. Lurie Foundation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Illinois
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,645
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,645
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,645
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%*
14.	Type of Reporting Person (See Instructions) CO

*Based on 8,233,652 shares of Common Stock outstanding as of September 10, 2015 as reported by the Issuer to Nasdaq and confirmed by the Issuer to the Reporting Persons.

CUSIP NO. 63009F105	13D	Page 7 of 15

1.	Names of Reporting Persons Lurie Investments, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Illinois
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,718
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,718
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,718
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%*
14.	Type of Reporting Person (See Instructions) CO

*Based on 8,233,652 shares of Common Stock outstanding as of September 10, 2015 as reported by the Issuer to Nasdaq and confirmed by the Issuer to the Reporting Persons.

CUSIP NO. 63009F105	13D	Page 8 of 15

1.	Names of Reporting Persons Ann Lurie
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 500
	8.	Shared Voting Power 735,742
	9.	Sole Dispositive Power 500
	10.	Shared Dispositive Power 735,742
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 736,242
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.9%*
14.	Type of Reporting Person (See Instructions) IN

*Based on 8,233,652 shares of Common Stock outstanding as of September 10, 2015 as reported by the Issuer to Nasdaq and confirmed by the Issuer to the Reporting Persons.

CUSIP NO. 63009F105	13D	Page 9 of 15

Explanatory Note: This Amendment No. 12 amends the Schedule 13D filed by certain of the Reporting Persons on December 1, 2008, as previously amended on March 23, 2009, June 18, 2009, October 26, 2009, May 19, 2011, July 15, 2011, May 24, 2012, June 15, 2012, July 25, 2012, February 14, 2013, November 26, 2013 and April 9, 2014 (as so amended, the “Schedule 13D”). Except as specifically amended hereby, the Schedule 13D remains in full force and effect. Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in such Schedule 13D. This Amendment No. 12 is being filed to reflect a change in the manager of A&B Equity Holdings, LLC, one of the Reporting Persons (as defined below), and to replace the prior manager of A&B Equity Holdings, LLC with the new manager as a Reporting Person. This Amendment No. 12 also reflects the changes in the amount of shares held by the Reporting Persons as a result of the Issuer’s 20 to 1 reverse stock split on April 9, 2015.

Item 2. Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

(a)-(f)

This Schedule 13D is being filed jointly by A&B Equity Holdings, LLC (“A&B Equity”), Benjamin EGI Lurie Family Trust (“BELFT”), AOQ Trust, LFT Partnership (“LFT”), the Ann and Robert H. Lurie Foundation (the “Foundation”), Lurie Investments, Inc. (“LII”), and Ann Lurie (collectively, the “Reporting Persons”). A&B Equity is a Delaware limited liability company. LII is an Illinois corporation. BELFT is a trust administered under the laws of Illinois. AOQ Trust is a trust administered under the laws of Florida. LFT is an Illinois general partnership. The Foundation is an Illinois not-for-profit corporation. The sole stockholder of LII is the Ann Lurie Revocable Trust, a trust administered under the laws of Illinois. LII as the Executive Managing Member of LIF has the sole management authority over LIF. Ann Lurie is the trustee of BELFT, the manager of A&B Equity as of September 30, 2015. Ann Lurie was the trustee of Ann and Bob Trust 1 (“AB Trust”), a trust administered under the laws of Florida and the manager of A&B Equity until September 30, 2015. AB Trust was merged into another trust as of September 30, 2015. Ann Lurie is the trustee of AOQ Trust. Ann Lurie is sole trustee of the trusts owning 100% of LFT. The Foundation is a charitable organization of which Ann Lurie is president and a director. The principal business of each of AB Equity, BELFT, AOQ Trust, LFT, and LII is investments. The principal business of AB Trust was also investments. The principal occupation of Ann Lurie and the Ann Lurie Revocable Trust is private investments and philanthropy. Ann Lurie is a citizen of the United States.

The business address for each of the Reporting Persons and each of the other persons named in this Item 2 is 2 N. Riverside Plaza, Suite 1240, Chicago, Illinois 60606. None of the Reporting Persons or any of the other persons named in this Item 2 has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 63009F105	13D	Page 10 of 15

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)	Amount beneficially owned:		Percent of class:*

	A&B Equity	509,133 shares	6.2%
	BELFT	509,133 shares	6.2%
	AOQ Trust	135,450 shares	1.6%
	LFT	81,796 shares	1.0%
	Foundation	5,645 shares	0.0%
	LII	3,718 shares	0.0%
	Ann Lurie	736,242 shares	8.9%

*Based on 8,233,652 shares of Common Stock outstanding as of September 10, 2015 as reported by the Issuer to Nasdaq and confirmed by the Issuer to the Reporting Persons. The changes in percentage ownership by the Reporting Person from the prior Schedule 13D amendment filing are due to the changes in the outstanding shares of the Issuer.

(b)		Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote

		A&B Equity	0 shares
		BELFT Trust	0 shares
		AOQ Trust	0 shares
		LFT	0 shares
		Foundation	0 shares
		LII	0 shares
		Ann Lurie	500 shares

	(ii)	Shared power to vote or to direct the vote

		A&B Equity	509,133 shares
		BELFT Trust	509,133 shares
		AOQ Trust	135,450 shares
		LFT	81,796 shares
		Foundation	112,891 shares
		LII	3,718 shares
		Ann Lurie	735,742 shares

	(iii)	Sole power to dispose or direct the disposition of

		A&B Equity	0 shares
		BELFT	0 shares
		AOQ Trust	0 shares
		LFT	0 shares
		Foundation	0 shares
		LII	0 shares
		Ann Lurie	500 shares

	(iv)	Shared power to dispose or to direct the disposition of

		A&B Equity	509,133 shares
		BELFT Trust	509,133 shares
		AOQ Trust	135,450 shares
		LFT	81,796 shares
		Foundation	112,891 shares
		LII	3,718 shares
		Ann Lurie	735,742 shares

CUSIP NO. 63009F105	13D	Page 11 of 15

(c) During the past sixty days, no transactions in the Common Stock were effected by the Reporting Persons or any of the other persons named in Item 2.

(d) No persons other than the Reporting Persons have the right to receive or to direct the power to receipt of dividends from, or the proceeds from the sale of shares of Common Stock owned by the Reporting Persons.

(e) On September 30, 2015, AB Trust ceased to be a member of the group that beneficially owns more than five percent of the Common Stock.

Item 7. Material to Be Filed as Exhibits.

1. Amended and Restated Joint Filing Agreement dated as of October 2, 2015, among A&B Equity Holdings, LLC, BELFT, AOQ Trust, LFT Partnership, Ann and Robert H. Lurie Foundation, Lurie Investments, Inc., Lurie Investment Fund, L.L.C., and Ann Lurie.

CUSIP NO. 63009F105	13D	Page 12 of 15

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 2, 2015

A&B Equity Holdings, LLC

By:	Benjamin EGI Lurie Family Trust Manager

By:	/s/ Ann Lurie
Ann Lurie, not individually but as Trustee

Benjamin EGI Lurie Family Trust

By:	/s/ Ann Lurie
Ann Lurie, not individually but as Trustee

AOQ Trust

By:	/s/ Ann Lurie
Ann Lurie, not individually but as Trustee

LFT Partnership

By:	Jesse Trust, Partner

By:	/s/ Ann Lurie
Ann Lurie, not individually but as Trustee

CUSIP NO. 63009F105	13D	Page 13 of 15

Ann and Robert H. Lurie Foundation

By:	/s/ Ann Lurie
Ann Lurie President

Lurie Investments, Inc.

By:	/s/ Theodore Theophilos
Theodore Theophilos Title: Vice President

Lurie Investment Fund, L.L.C.

By:	Lurie Investments, Inc. Executive Managing Member

	By:	/s/ Theodore Theophilos
Theodore Theophilos Title: Vice President

/s/ Ann Lurie
Ann Lurie

Exhibit 1

AMENDED AND RESTATED JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, $0.01 par value per share, of Nanosphere, Inc., and further agree that this Joint Filing Agreement shall be included as an Exhibit to the initial such joint filing.

This Joint Filing Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.

In evidence thereof the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of this second day of October, 2015.

A&B Equity Holdings, LLC

By:	Benjamin EGI Lurie Family Trust Manager

By:	/s/ Ann Lurie
Ann Lurie, not individually but as Trustee

Benjamin EGI Lurie Family Trust

By:	/s/ Ann Lurie
Ann Lurie, not individually but as Trustee

AOQ Trust

By:	/s/ Ann Lurie
Ann Lurie, not individually but as Trustee

LFT Partnership

By:	Jesse Trust, Partner

By:	/s/ Ann Lurie
Ann Lurie, not individually but as Trustee

Ann and Robert H. Lurie Foundation

By:	/s/ Ann Lurie
Ann Lurie President

Lurie Investments, Inc.

By:	/s/ Theodore Theophilos
Theodore Theophilos Title: Vice President

Lurie Investment Fund, L.L.C.

By:	Lurie Investments, Inc. Executive Managing Member

	By:	/s/ Theodore Theophilos
Theodore Theophilos Title: Vice President

/s/ Ann Lurie
Ann Lurie